UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Strunk, Carl A.
   c/o Fidelity National Financial, Inc.
   17911 Von Karman Avenue
   Suite 300
   Irvine, CA  92614
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Fidelity National Financial, Inc.
   FNF
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   January 31, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President, Chief Financial Officer, Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |01/14/|J   |V|                  |   |           |20,108.127*        |D     |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |01/10/|R   |V|10.3844           |A  |$24.07453  |                   |D     |ESPP                       |
                           |98    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |01/10/|R   |V|15.58             |A  |$24.07453  |                   |D     |ESPP                       |
                           |98    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |01/14/|R   |V|0.0409            |A  |$24.07453  |                   |D     |ESPP                       |
                           |98    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |20,134.132         |D     |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$11.4580|01/14|J   |V|29,948**   |A  |04/13|04/12|Common Stock|29,948*|       |29,948**    |D  |            |
(right to buy)        |**      |/98  |    | |           |   |/94  |/03  |            |*      |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |$7.2880*|01/14|J   |V|13,976**   |A  |11/24|03/14|            |13,976*|       |13,976**    |D  |            |
                      |*       |/98  |    | |           |   |/93  |/05  |            |*      |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |$10.4250|01/14|J   |V|19,965**   |A  |06/15|06/14|            |19,965*|       |19,965**    |D  |            |
                      |**      |/98  |    | |           |   |/95  |/04  |            |*      |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |$6.0480*|01/14|J   |V|9,317**    |A  |12/15|06/14|            |9,317**|       |9,317**     |D  |            |
                      |*       |/98  |    | |           |   |/94  |/06  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |$3.4180*|01/14|J   |V|5,324**    |A  |10/07|04/07|            |5,324**|       |5,324**     |D  |            |
                      |*       |/98  |    | |           |   |/95  |/07  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |$7.6070*|01/14|J   |V|26,620**   |A  |04/17|04/16|            |26,620*|       |26,620**    |D  |            |
                      |*       |/98  |    | |           |   |/96  |/05  |            |*      |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |$10.5370|01/14|J   |V|24,200**   |A  |04/11|04/10|            |24,200*|       |24,200**    |D  |            |
                      |**      |/98  |    | |           |   |/97  |/06  |            |*      |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |$5.9090*|01/14|J   |V|4,840**    |A  |11/14|05/14|            |4,840**|       |4,840**     |D  |            |
                      |*       |/98  |    | |           |   |/96  |/08  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |$11.4770|01/14|J   |V|22,000**   |A  |03/06|03/06|            |22,000*|       |22,000**    |D  |            |
                      |**      |/98  |    | |           |   |/98  |/07  |            |*      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*On December 17, 1997, FNFI declared a ten percent (10%) stock dividend to all common stock stockholders of record as of December 29, 1997, payable on January 14, 1998. As a result, the reporting person received an additional 1,828.012 shares of FNFI common stock on January 14, 1998.
**The options listed above were adjusted to reflect the stock dividend declared by FNFI on December 17, 1997, payable on January 14,
1998.